UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated February 14, 2019
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

MARKET RELEASE
Sibanye-Stillwater commences consultation with stakeholder’s regarding possible restructuring at its gold operations and associated services
Johannesburg, 14 February 2019: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) advises that it will enter into consultation with relevant stakeholders in terms of Section 189A (Section 189A) of the Labour
Relations Act, 66 of 1995 (LRA), regarding the possible restructuring of its gold operations and associated services, pursuant to ongoing financial losses experienced at the Beatrix 1 and Driefontein 2,6,7,8 shafts during 2018. The initiation of a Section 189 consultation process follows numerous initiatives to contain losses at these operations, which have thus far proven to be unsuccessful.
Through a formal Section 189A consultation process, the Company and affected stakeholders will together consider measures to avoid and mitigate possible retrenchments and seek alternatives to the potential cessation or downscaling of operations at the affected shafts.

Sibanye-Stillwater management has consistently highlighted the operational and financial risks associated with the underperformance of these shafts at future forum meetings, which have been held regularly with stakeholders (including the unions).
Attempts to jointly devise viable alternative measures to curb losses at these shafts, have so far been unsuccessful. Formal engagement through a Section 189 consultation process has now become unavoidable. Subject to the outcome of the Section 189A process, approximately 5,870 employees and 800 contractors could possibly be directly impacted.
Since listing in 2013, Sibanye-Stillwater has, through steady growth, expanded its role in the South African mining industry. The Group currently employs over 61,000 people in South Africa, compared with 37,700 employees six years ago, and is one of the largest employers in the South African mining industry.

Neal Froneman, Chief Executive Officer of Sibanye-Stillwater, commented: “Contemplating potential restructuring of this nature is never taken lightly and we are aware of the possible impact on many of our colleagues. Our best attempts to address the ongoing losses at these operations, have however been unsuccessful and sustaining these losses may threaten the viability of our other operations.

Previous engagement of this nature has proven successful, with Beatrix 4 shaft remaining operational and profitable, due to the successful outcome of two separate Section 189A processes in 2013 and 2017. We hope to engage constructively with our stakeholders to find ways to minimise and avoid job losses during this process, while ensuring that additional jobs are not placed at risk in future.”

Please refer to
https://soundcloud.com/user-155552468/section-189-gold-operations-14feb2019/
for a media sound clip by the spokesperson, James Wellsted.

Ends.
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780
Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600
Fax +27 11 278 9863

Contact:
Email:
ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited
FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the United States
Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as
“will”, “would”, “expect”, “may”, “could” “believe”, “anticipate”, “target”, “estimate” and words of similar meaning. These forward-looking statements, including among others, those relating to our future business prospects, financial positions, ability to reduce debt leverage, business strategies, plans and objectives of management for future operations and the anticipated benefits and synergies of transactions, are necessarily estimates reflecting the best judgement of our senior management.
Readers are cautioned not to place undue reliance on such statements. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of
Sibanye-Stillwater that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the Group’s Annual Integrated
Report and Annual Financial Report, published on 30 March 2018, and the Group’s Annual Report on Form 20-F filed by Sibanye-
Stillwater with the Securities and Exchange Commission on 2 April 2018 (SEC File no. 001-35785). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise these forward-looking statements, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: February 14, 2019
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer